Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Fax: (651) 737-2553 Email: gmlarson@mmm.com

April 14, 2008

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	3M Company
Form 10-K for the Year Ended December 31, 2007
Filed February 15, 2008
File No. 001-03285

Dear Mr. Vaughn:

We refer to your letter dated March 28, 2008 commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 15, 2008. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K as of December 31, 2007

1.              You disclose on pages 27-28, 86 and elsewhere on your Form 10-K that you have operations in the Asia Pacific, the Middle East, Africa and Latin America, among other regions of the world.  Also, it appears from several pull-down menus on your website that nationals of Cuba, Iran, North Korea, Sudan and/or Syria may contact you to request information on your products and services, obtain product samples, and download and register software.

Your filing, however, does not include any specific information regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.   Please describe to us the nature and extent of your past, current, and anticipated contacts with the referred countries, if any, whether through direct or indirect arrangements.   Your response should describe in reasonable detail any products, services, and technology you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

3M Company and its affiliates have had no material contacts with or sales to Sudan, Syria, Iran, Cuba or North Korea.  3M Company and it affiliates have no established business organizations, equity interests or employees in these countries, nor do they have any licensing, distribution, technological, trademark or franchising, or third-party distribution agreements or other contracts with any entities in these countries.

Where not prohibited by U.S. law and with U.S. export license and other authorization where applicable, 3M Company or one of its international affiliates have had nonmaterial contacts with some of these countries to:

(a)                      supply 3M office products (e.g. Post-It Note products) to the U.S military for use on its base on the Cuban island;

(b)                     provide passport machines, readers, laminates and installation services to the United Kingdom and Italy for use in their embassies on their sovereign soil in Tehran, Havana, Khartoum and Damascus;

(c)                      file, defend and prosecute certain of its trademarks in these countries;

(d)                     supply health care products to civilian (non-military) hospitals and clinics;

(e)                      sell laminate to a French printing house for use in making Syrian identification cards for internal and border security; and

(f)                        supply to the United Nations Advanced Mission in Khartoum respirators, batteries and 3M Scotchshield Blast Film, which is applied to United Nations building windows to reduce human injuries and building damage in the event of a bombing or other explosion.

Additionally, 3M Gulf Ltd., 3M’s subsidiary in the United Arab Emirates that is responsible for sales in the Middle East, has implemented a policy that forbids all sales to Sudan, Syria and Iran - even if not prohibited by U.S law — without prior U.S. Government export authorization.

3M Company may pursue future U.S. Government export authorization for the export to some of these countries of health care products solely for civilian, non-military use, as well as the export of security laminates used on personal identification cards that can enhance internal and border security.

Finally, in response to this inquiry, 3M is reviewing its U.S. website to assess whether any enhanced controls are required to prevent any unintended exports aside from permissible, publicly available materials.  Product samples ordered from the U.S. website are limited to U.S. destinations.  In addition, while U.S. sales representatives may provide publicly available information to casual inquirers through the website, 3M divisions are trained to restrict the dissemination of technical services and technical data to identified and prescreened customers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Financial Condition and Liquidity, page 30

2.              We note from footnote 9 to your financial statements that a significant portion of your marketable securities were held in “asset-backed securities” and “auction rate securities.” In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with a clearer understanding of your balance sheet items. For example, as appropriate, identify the nature of the asset-based and auction rate securities that you hold, disclose the credit ratings of those securities, discuss the factors that may affect the value or liquidity of those securities and disclose how the interest rates on those investments are determined. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

With respect to asset-backed securities investments, in future filings, including our quarterly reports on Form 10-Q, we agree to discuss, as applicable, the following:

•                  In the note to the consolidated financial statements regarding marketable securities-

-                       The nature of asset-backed securities investments and the credit ratings of such securities—As applicable and based on materiality, a breakdown of our asset-backed securities interests will be provided segregating such securities into auto loans ($262 million), credit cards ($105 million) and other ($86 million), with the preceding amounts as of December 31, 2007.  The credit ratings of our asset-backed securities will also be described, which at December 31, 2007, were all AAA or A-1+.

•                  In the Financial Condition and Liquidity section or other relevant section of Management’s Discussion and Analysis (“MD&A”)-

-                       The factors that may affect the value or liquidity of asset-backed securities—Statements will be made indicating factors such as interest rate risk and credit risk related to the underlying collateral may impact the value of investments in asset-backed securities while factors such as general conditions in the overall credit market and the nature of the underlying collateral may affect the liquidity of investments in asset-backed securities.

-                       How the interest rates on those investments are determined—Additional discussion will be added to indicate the coupon interest rate for asset-backed securities are either fixed rate or floating rate.  Floating rate coupons reset monthly or quarterly based upon the corresponding monthly or quarterly LIBOR rate.  Each individual floating rate security has a coupon based upon the respective LIBOR rate +/- an amount reflective of the credit risk of the issuer and the underlying collateral.  Terms of the reset are unique to individual securities.  Fixed rate coupons are established at the time the security is issued and are based upon a spread to a related maturity treasury bond.  The spread against the treasury bond is reflective of the credit risk of the issuer and the underlying collateral on the original issue date.

If our holdings in asset-backed securities are reasonably likely to affect our financial condition in a material way, we will expand our discussion and analysis to provide information relative to an understanding of such trend or uncertainty.

With respect to auction rate securities investments, we feel current disclosures are adequate.  As indicated in the table in Note 9 in our Form 10-K as of December 31, 2007, our auction-rate securities fair value was only $16 million at December 31, 2007, or about 1.5% of our total marketable securities portfolio, thus we do not believe additional detail beyond what was provided at year-end 2007 (as updated for succeeding periods) for auction-rate securities is required going forward. As disclosed in our 10-K, these auction rate securities represent interests in collateralized debt obligations, which are collateralized by pools of residential and commercial mortgages, and interests in investment grade credit default swaps. Any changes in these auction rate securities fair values will not materially impact our financial condition.

We have reviewed the requirements of Item 303 (a) and Item 305 of Regulation S-K, and believe the above in addition to our current discussion will enhance our compliance to those requirements.

3.              In your future filings, as applicable, revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions you make in valuing the asset-backed and auction rate securities that you hold. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

As applicable, we include “Critical Accounting Policies/Estimates” in our MD&A when the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material.

With respect to auction rate securities investments, as discussed in our response to comment 2, the fair value included within marketable securities on our balance sheet at December 31, 2007 ($16 million fair value) and expected future amounts are not material to our financial condition.  In addition, we do not believe our asset-backed securities meet the qualitative characteristics as fair values are readily obtainable, and at this point in time do not believe these fair values will be impacted by significant estimates and assumptions. Additional disclosures concerning our marketable securities, including the process by which we determine the value of these securities and factors that impact valuation, will be provided in the first quarter of 2008 as part of the requirements of SFAS No. 157. Though we are in the process of drafting the disclosures we will make under SFAS No. 157, we anticipate that our investments in asset-backed securities will all fall within Levels 1 and 2 of the fair value hierarchy described in SFAS No. 157 and, as such, their fair values are based upon quoted prices in active markets or inputs that are observable in such markets.  Therefore, we believe there are minimal impacts of estimates and assumptions associated with our investments in asset-backed securities, further supporting that a “Critical Accounting Policies/Estimate” discussion in our MD&A in their regard would not be necessary.

Item 8. Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 44

Note 1. Significant Accounting Policies, page 44

Revenue (sales) recognition, page 45

4.              We note that you record estimated reductions to revenue for customer and distributor incentives, such as rebates, at the time of the initial sale.    Please revise future filings to disclose more specifically the types of incentives that you offer customers and distributors.

We agree to disclose more specifically in our 2008 Annual Report on Form 10-K the types of incentives offered to customers and distributors, with this discussion expected to be similar to the following:

We record estimated reductions to revenue or record expense for customer and distributor incentives, primarily comprised of rebates and free goods, at the time of the initial related sale. These sales incentives are accounted for in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.  The estimated reductions to revenue for rebates are based on the sales terms, historical experience, trend analysis and projected market conditions in the various markets served. Since the Company serves numerous markets, the rebate programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to our customers for achieving defined volume levels or growth objectives. Free goods are accounted for as an expense and recorded in cost of sales.

Note 11.  Pension and Postretirement Benefit Plans, page 65

5.              We note your disclosure on page 69 that the assumption for expected return on plan assets was 8.75% in 2007, but that you are lowering the 2008 expected return on plan assets for its U.S. pension plan by .25 percentage points to 8.50%.  Please address the following:

•                  Clarify to us the measurement date for your pension plan assets and liabilities for 2007. In this regard, please also confirm that this is the date that you determined the primary assumptions to be used in valuing your pension assets and liabilities.

3M measures its pension assets and liabilities as of December 31 each year; this is also the date used for the measurement assumptions.  The assumptions and the December 31 date are disclosed in Note 11 on page 68 of 3M’s 2007 Form 10-K (Attachment A to this letter).  In our 2008 Annual Report on Form 10-K, we will more clearly indicate that the measurement date is December 31.

•                  Explain to us the factors that led you to reduce the expected return on plan assets for 2008 and when you made this determination.

As disclosed in Note 11 on page 69 of 3M’s 2007 Form 10-K (Attachment B to this letter), the detail of the pension asset allocations and expected returns on those asset classes is provided as support for how the 8.5% assumption was determined as of December 31, 2007.  In the second half of 2007, we gradually modified our investment allocation to a more conservative mix, primarily shifting some assets from equity investments to fixed income and absolute return investments.  This asset allocation mix change can be seen in the table on page 70 in Note 11 (also included in Attachment B to this letter).  Due to this change, we reduced our return on asset assumption for 2008 during our annual assumption setting process.

•                  Tell us why you concluded that the reduction should be effective for 2008 rather than as of December 31, 2007.

The return on asset assumption does not impact the valuation of the pension assets for accounting purposes as of December 31, 2007, as the pension assets are measured at fair market value as of that date.  The return on asset assumption does impact the following year’s pension expense as it is a factor in that calculation.  As indicated in the response to the immediately preceding bulleted comment, we gradually changed our pension investment mix over the second half of 2007 in order to substantially reach our modified investment targets by December 31, 2007. In Note 11 on page 69 of 3M’s 2007 Annual Report on Form 10-K (Attachment B to this letter), we provided information with respect to the associated 2008 assumption change, including the $26 million of increased 2008 expense anticipated due to this change, as supplemental information for the reader to better understand the impact the U.S. pension plan has on our financial statements.  We have also included the return on asset assumption change from 8.75% to 8.50% on page 29 in the Critical Accounting Estimates section of our MD&A (Attachment C to this letter).

Note 13. Commitments and Contingencies, page 73

—Respirator Mask/Asbestos Liabilities and Insurance Receivables, page 79

6.              We note that as of December 31, 2007, you have recorded a $332 million contingent asset relating to receivables for insurance recoveries related to the respirator mask/asbestos litigation.  We further note your disclosures regarding the declaratory judgment action filed on behalf of certain of your insurers in January 2007.  Please tell us and revise future filings to disclose how much, if any, of the $332 million contingent insurance recovery receivables relate to claims where your insurance companies are disclaiming coverage.

We will revise future filings to disclose that the two insurers (part of the same parent insurance company) that filed the declaratory judgment action disclaim coverage for respirator/mask claims and that these insurers represent approximately $14 million of the $332 million insurance recovery receivable (with the preceding amounts as of December 31, 2007).

Item 11.  Executive Compensation, page 89

7.              We refer to comment 6 in our letter to you dated August 29, 2007 which noted the significant disparities in the amounts of compensation paid to your named executive officers in 2006 and requested that you discuss and analyze the reasons for any similar compensation disparities in your future filings.   Your response to that comment in your letter dated October 26, 2007 indicated that a significant portion of the difference between your chief executive officer’s compensation and the amounts of compensation paid to your other named executive officers in 2006 was due, in part, to “one-time and non-recurring items.”  We continue to note, however, that significant differences in the amounts of compensation paid to your named executive officers continued to exist in 2007, yet your “Compensation Discussion and Analysis” does not appear to address those differences.  As one example, we note the significant differences in the short-term incentive awards described on page 37 that were awarded to your named executive officers in 2007.   Please tell us how you have addressed our prior comment in your 2008 proxy statement and confirm that your future filings, to the extent applicable, will provide a more detailed discussion of any significant disparities in the amounts of compensation paid to your named executive officers.  Refer to Section II.B.1. of Commission Release No. 33-8732A.

We believe that our 2008 proxy statement did respond to your comment regarding disparities in compensation by describing in more detail how 3M achieves its objective of providing its executives competitive total compensation.  In particular, pages 34 and 37 of the proxy describe the Company’s separate goals with respect to the short-term cash compensation and long-term incentive compensation provided to these executives and the process by which both 3M and the Compensation Committee’s independent compensation consultant obtain compensation survey data used in the process of determining each executive’s compensation in view of these goals.  The differences you observed in the reported amounts of compensation earned by or paid to each of our named executive officers in 2007 primarily reflect the differences in compensation paid to executives performing similar functions at 3M’s comparator and peer group companies, since 3M seeks to provide each executive with compensation that corresponds to what executives performing similar functions receive at these comparator and peer group companies.  Because this policy objective of providing competitive total compensation and the process of obtaining benchmark information by surveying the compensation paid by these comparator and peer group companies apply equally to all of our named executive officers, we did not understand the language referred to in your letter (Section II.B.1 of Commission Release No. 33-8732A) (“Where policies or decisions are materially similar, officers can be grouped together”) to require further discussion.

8.              As a related matter, please tell us how you determined the year 2007 amounts disclosed in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of your summary compensation table on page 41 of your 2008 proxy statement.   In this regard, we note that the amounts indicated in the “Present Value of Accumulated Benefits” column in your 2008 Pension Benefits Table on page 49 for Messrs. Buckley, Campbell, Nozari and Palensky do not appear to differ from the similar disclosure on page 49 of your 2007 proxy statement.

As indicated in footnote 4 to the Summary Compensation Table on page 42, the amounts in this column reflect the actuarial increases in the present value of each named executive officer’s pension benefits under all defined benefit plans of the Company.  These amounts were determined by 3M’s outside actuary based on the assumptions described in this footnote as well as the plan provisions and compensation information provided by the Company.  Due to an oversight, it is true that the amounts reported in the “Present Value of Accumulated Benefits” column of the Pension Benefits Table in our 2008 proxy are the same as the amounts reported in the same column of the Pension Benefits Table in our 2007 proxy for Messrs. Buckley, Campbell, Nozari and Palensky (Mr. Thulin was not a named executive officer for purposes of the 2007 proxy, so his amounts were not included in that year’s table).  However, we confirm that the amounts reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table, the primary aggregate compensation disclosure, of the 2008 proxy are correct.

Below is a supplemental Pension Benefits Table with the correct amounts:

2007 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
George W. Buckley	Employee Retirement Income Plan Nonqualified Pension Plan Supplemental Retirement Plan	2 2 2	70,342 1,370,990 12,148,337	0 0 0

Patrick D. Campbell	Employee Retirement Income Plan Nonqualified Pension Plan Supplemental Retirement Plan	5 5 5	144,001 694,366 1,353,187	0 0 0

Inge G. Thulin	Employee Retirement Income Plan Nonqualified Pension Plan	28 28	647,353 1,666,057	0 0

Moe S. Nozari	Employee Retirement Income Plan Nonqualified Pension Plan	36 36	1,173,188 4,512,409	0 0

Frederick J. Palensky	Employee Retirement Income Plan Nonqualified Pension Plan	31 31	906,260 2,211,686	0 0

*   *   *   *

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

/s/ Gregg M. Larson

Gregg M. Larson

Encl. Attachments A, B and C

cc:  Patrick D. Campbell, Chief Financial Officer, 3M Company

Attachment A [emphasis via underline added] — excerpt from 3M 2007 Form 10-K, page 68

Other supplemental information for the years ended December 31 follows:

	Qualified and Non-qualified						Postretirement
	Pension Benefits						Benefits
Weighted-average assumptions used	United States			International
to determine benefit obligations	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	5.75%	5.50%	5.39%	4.88%	4.50%	6.00%	5.75%	5.50%
Compensation rate increase	4.30%	4.30%	4.30%	3.82%	3.67%	3.52%	N/A	N/A	N/A

Weighted-average assumptions used
to determine net cost for years ended	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate	5.75%	5.50%	5.75%	4.88%	4.50%	4.88%	5.75%	5.50%	5.75%
Expected return on assets	8.75%	8.75%	8.75%	7.19%	7.20%	7.08%	8.60%	8.60%	8.60%
Compensation rate increase	4.30%	4.30%	4.30%	3.67%	3.52%	3.55%	N/A	N/A	N/A

Attachment B [emphasis via underline added] — excerpt from 3M 2007 Form 10-K, pages 69-70

For the U.S. pension plan, the Company’s assumption for the expected return on plan assets was 8.75% in 2007. The Company is lowering the 2008 expected return on plan assets for its U.S. pension plan by 0.25 percentage points to 8.50%. This will reduce 2008 expected pension income by approximately $26 million. Projected returns are based primarily on broad, publicly traded equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. As of December 31, 2007, the Company’s 2008 expected long-term rate of return on U.S. plan assets is based on an asset allocation assumption of 46% global equities, with an expected long-term rate of return of 7.75%, 13% private equities with an expected long-term rate of return of 12.75%; 24% fixed-income securities with an expected long-term rate of return of 5.0%; 12% absolute return investments independent of traditional performance benchmarks, with an expected long term return of 7%, 5% commodities with an expected long-term rate of return of 6.5%. The company expects additional positive return from active investment management. These assumptions result in an 8.50% expected rate of return on an annualized basis. The plan assets earned a rate of return in excess of 14%, 12% and 10% in 2007, 2006 and 2005, respectively. The average annual actual return on the plan assets over the past 10 and 25 years has been 9.1% and 12.2%, respectively.

During 2006, certain absolute return and commodity investments were included in equity and fixed income allocations. The 2006 presentation in the table that follows has been reclassified to conform to the 2007 presentation.

The U.S. plan’s asset allocation by asset category as of plan measurement dates follows:

		Percentage
	Target	of Plan Assets
Asset Category	Allocation	2007	2006
U.S. qualified pension plan
Global equity	46%	45%	57%
Fixed income	24	23	19
Private equity	13	16	12
Absolute return	12	11	9
Commodities	5	4	2
Cash	—	1	1
Total	100%	100%	100%
Postretirement benefits
Global equity	69%	75%	79%
Fixed income	10	9	10
Private equity	18	13	10
Absolute return	2	2	—
Commodities	1	1	—
Cash	—	—	1
Total	100%	100%	100%

While the target asset allocations do not have a percentage allocated to cash, the plans will always have some cash due to cash flows. The postretirement allocation shown above represents a weighted-average allocation for U.S. plans.

Attachment C [emphasis via underline added] - excerpt from 3M 2007 Form 10-K, pages 28-29

CRITICAL ACCOUNTING ESTIMATES

Pension and Postretirement Obligations:

3M has various company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. The Company accounts for its defined benefit pension and postretirement health care and life insurance benefit plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other than Pensions,” in measuring plan assets and benefit obligations and in determining the amount of net periodic benefit cost, and SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which was issued in September 2006 and effective as of December 31, 2006. SFAS No. 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity.

Pension benefits associated with these plans are generally based primarily on each participant’s years of service, compensation, and age at retirement or termination. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement. The assumed health care trend rate is the most significant postretirement health care assumption. See Note 11 for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by recognized ratings agencies. Using this methodology, the Company determined a discount rate of 6.00% to be appropriate as of December 31, 2007, which is an increase of 0.25 of a percentage point from the rate used as of December 31, 2006.

A significant element in determining the Company’s pension expense in accordance with SFAS No. 87 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. For the U.S. pension plan, the Company’s assumption for the expected return on plan assets was 8.75% for 2007 and will be reduced to 8.50% for 2008. Refer to Note 11 for information on how this rate is determined.

For the year ended December 31, 2007, the Company recognized total consolidated pre-tax pension expense (after settlements, curtailments and special termination benefits) of $190 million, down from $347 million in 2006. Pension expense (before settlements, curtailments and special termination benefits) is anticipated to decrease to approximately $90 million in 2008. For the pension plans, holding all other factors constant, an increase/decrease in the expected long-term rate of return on plan assets of 0.25 of a percentage point would decrease/increase 2008 pension expense by approximately $26 million for U.S. pension plans and approximately $11 million for international pension plans. Also, holding all other factors constant, an increase/decrease in the discount rate used to measure plan liabilities of 0.25 of a percentage point would decrease/increase 2008 pension expense by approximately $32 million for U.S. pension plans and approximately $21 million for international pension plans. See Note 11 for details of the impact of a one percentage point change in assumed health care trend rates on the postretirement health care benefit expense and obligation.